EXHIBIT 3.1(c)

SECOND CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MAIDENFORM BRANDS, INC.

(Pursuant to Section 228 and 242 of the
General Corporation Law of the State of Delaware)

Maidenform Brands, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST:  That the Corporation was originally incorporated in Delaware under the name MF Acquisition Corporation, and the date of its filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 11, 2004.  The Certificate of Incorporation has previously been amended and restated on May 11, 2004 and was amended on April 5, 2005.

SECOND:  That the Board of Directors of the Corporation duly adopted resolutions proposing to amend the Amended and Restated Certificate of Incorporation of the Corporation, as amended, and that thereafter, pursuant to such resolutions of the Board of Directors of the Corporation, a consent of stockholders in lieu of meeting was signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon would have been present and voted.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH:  Section (C)(3)(iii) of ARTICLE IV of the Certificate of Incorporation of the Corporation is hereby amended to read, in its entirety, as follows:

(iii)                               Payment of Accumulated Dividends.  Accumulated dividends not paid on prior Dividend Accrual Dates may be declared by the Board and paid to the holders of record of outstanding shares of Series A Preferred Stock as their names shall appear on the stock register of the Corporation as of a record date to be established by the Board, which record date shall be not more than sixty (60) nor less than five (5) days preceding the date of payment, whether or not such date is a Dividend Accrual Date.

FIFTH:  A new Section (C)(3)(v) shall be added to Article IV of the Certificate of Incorporation of the Corporation, such new section to read as follows:

“(v)                           Special Dividends.  In addition to, and not in limitation of, the rights of the holders of Series A Preferred Stock to receive the Unpaid Dividend Amount, the Board of Directors of the Corporation shall have the power to declare, set apart for payment and pay a special divided to the holders of shares of Series A Preferred Stock at any time, or from time to time (each, a “Special Dividend”).  The payment of any Special Dividend shall in no way affect the rights of the holders of shares of Series A Preferred Stock to receive any Quarterly Dividend or the Unpaid Dividend Amount, unless the Board, in declaring such Special Dividend, shall expressly provide otherwise.  Each Special Dividend that shall have been declared shall be paid to the holders of record of outstanding shares of Series A Preferred Stock as their names shall appear on the stock register of the Corporation as of a record date to be established by the Board, which record date shall be not more than sixty (60) nor less than five (5) days preceding the date of payment.”

SIXTH:  The foregoing amendment has been duly adopted by the Board of Directors of the Corporation in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

SEVENTH:  The foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 6th day of June, 2005.

MAIDENFORM BRANDS, INC.

By:	/s/ Thomas J. Ward
Thomas J. Ward
Chief Executive Officer